SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
 (Amendment No. 6)

Scientific Games Corporation
(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

0533223 10 1
(CUSIP Number)

Barry F. Schwartz
MacAndrews & Forbes Holdings Inc.
35 East 62nd Street
New York, New York 10065
(212) 572−8600
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

June 15, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d−1(e), 13d−1(f) or 13d−1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS MacAndrews & Forbes Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER 31,700,737 Shares

	8	SHARED VOTING POWER None; See Item 5

	9	SOLE DISPOSITIVE POWER 31,700,737 Shares

	10	SHARED DISPOSITIVE POWER None; See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,700,737 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.4%; See Item 5
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SGMS Acquisition Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER 26,315,090 Shares

	8	SHARED VOTING POWER None; See Item 5

	9	SOLE DISPOSITIVE POWER 26,315,090 Shares

	10	SHARED DISPOSITIVE POWER None; See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,315,090 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%; See Item 5
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SGMS Acquisition Two Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER 5,315,000 Shares

	8	SHARED VOTING POWER None; See Item 5

	9	SOLE DISPOSITIVE POWER 5,315,000 Shares

	10	SHARED DISPOSITIVE POWER None; See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,315,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%; See Item 5
14	TYPE OF REPORTING PERSON CO

Item 1.  Security and Issuer

This Amendment No. 6 (this “Amendment”) to the statement on Schedule 13D is filed by MacAndrews & Forbes Holdings Inc. (“M&F”), SGMS Acquisition Corporation (“SGMS One”) and SGMS Acquisition Two Corporation (“SGMS Two”) and amends the Schedule 13D originally filed by M&F and SGMS One on November 26, 2003 relating to the Class A common stock, par value $0.01 per share (“Common Stock”), of Scientific Games Corporation, a Delaware corporation (the “Issuer”), whose principal executive offices are located at 750 Lexington Avenue, New York, New York 10022.

Item 3.  Source and Amount of Funds or Other Consideration

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

As described in Item 4 of this Amendment, SGMS Two acquired (i) 325,802 shares of Common Stock in the open market at a purchase price of $8.7937 per share on June 13, 2011, (ii) 261,812 shares of Common Stock in the open market at a purchase price of $9.0705 per share on June 14, 2011 and (iii) 412,386 shares of Common Stock in the open market at a purchase price of $9.2048 per share on June 15, 2011.  The aggregate purchase price for these shares of Common Stock was approximately $9.0 million, which amount was obtained from cash on hand.  Shares of Common Stock may from time to time be pledged pursuant to the terms of commercial loan agreements.

Item 4.  Purpose of Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

SGMS Two acquired (i) 325,802 shares of Common Stock in the open market at a purchase price of $8.7937 per share on June 13, 2011, (ii) 261,812 shares of Common Stock in the open market at a purchase price of $9.0705 per share on June 14, 2011 and (iii) 412,386 shares of Common Stock in the open market at a purchase price of $9.2048 per share on June 15, 2011.  SGMS Two acquired these shares of Common Stock for investment purposes.  Each of the Reporting Persons and the Schedule I Persons reserves the right to acquire or dispose of securities of the Issuer or to formulate other purposes, plans or proposals regarding the Issuer or its securities to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.  Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

(a)-(b)  SGMS Two acquired (i) 325,802 shares of Common Stock in the open market at a purchase price of $8.7937 per share on June 13, 2011, (ii) 261,812 shares of Common Stock in the open market at a purchase price of $9.0705 per share on June 14, 2011 and (iii) 412,386 shares of Common Stock in the open market at a purchase price of $9.2048 per share on June 15, 2011.  Based on information from the Issuer, there were, as of June 13, 2011, 92,079,519 shares of Common Stock issued and outstanding.  SGMS One has sole voting power and sole dispositive power over 26,315,090 shares of Common Stock, representing approximately 28.6% of the Common Stock.  SGMS Two has sole voting power and sole dispositive power over 5,315,000 shares of Common Stock, representing approximately 5.8% of the Common Stock.

Because SGMS One and SGMS Two are wholly owned subsidiaries of M&F, M&F may be deemed to have beneficial ownership of the shares of Common Stock beneficially owned by such entities.  In addition, M&F has sole voting power and sole dispositive power over 70,647 shares of Common Stock, which, together with the 26,315,090 shares of Common Stock beneficially owned by SGMS One and the 5,315,000 shares of Common Stock beneficially owned by SGMS Two, represent approximately 34.4% of the Common Stock.

Ronald O. Perelman, Director, Chairman and Chief Executive Officer of M&F, may be deemed to beneficially own all the shares of Common Stock beneficially owned by M&F, SGMS One and SGMS Two.  Mr. Perelman also beneficially owns 65,906 shares of Common Stock, representing approximately 0.1% of the Common Stock, including 50,000 options to acquire shares of Common Stock which are currently exercisable, which, together with the shares beneficially owned by M&F, SGMS One and SGMS Two that Mr. Perelman may be deemed to beneficially own, represent approximately 34.5% of the Common Stock.

Barry F. Schwartz, the Executive Vice Chairman of M&F, beneficially owns 95,906 shares of Common Stock, representing approximately 0.1% of the Common Stock, including 50,000 options to acquire shares of Common Stock which are currently exercisable.

(c)  Except as described above, none of the persons named above has effected any transaction with respect to the Common Stock during the past sixty days.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated as of: June 16, 2011

MACANDREWS & FORBES HOLDINGS INC.

By:	/s/ Barry F. Schwartz
Name:	Barry F. Schwartz
Title:	Executive Vice Chairman

SGMS ACQUISITION CORPORATION

By:	/s/ Barry F. Schwartz
Name:	Barry F. Schwartz
Title:	Executive Vice Chairman

SGMS ACQUISITION TWO CORPORATION

By:	/s/ Barry F. Schwartz
Name:	Barry F. Schwartz
Title:	Executive Vice Chairman